Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 06, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Update on the USFDA inspection at the Company’s API manufacturing facility (CTO-6) in Srikakulam, Andhra Pradesh

Further to our intimation dated June 7, 2024, on the inspection conducted by the United States Food & Drug Administration (USFDA) at our API manufacturing facility (CTO-6) in Srikakulam, Andhra Pradesh, we wish to inform you that the Company has received the Establishment Inspection Report (EIR). The USFDA has classified the inspection as Voluntary Action Indicated (VAI) and concluded that the inspection is "closed" under 21 CFR 20.64(d)(3).

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR